

September 22, 2023

Robert McBey
Chief Executive Officer
Calculator New Pubco, Inc.
4221 W. Boy Scout Blvd.
Suite 300
Tampa, FL 33607

> **Re: Calculator New Pubco, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 6, 2023**
> **File No. 333-271665**

Dear Robert McBey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2023 letter.

Amended Form S-4 filed September 6, 2023

Risk Factors
Wilson-Davis will need to obtain additional capital to meet increased excess capital requirements, page 51

1. We note your disclosure that Wilson-Davis will need to obtain additional capital to meet increased capital requirements in order to continue to clear for an introducing broker. Please expand to explain how not meeting this additional capital requirement may impact Wilson-Davis's business so that investors can assess the risk. For instance, please explain how much revenue the company received last year from this aspect of the business, and what percentage of revenue that was.

Updated Projections, page 112

2. We note your response to comment 1 and reissue in part. You state the Updated Projections reflect "...reduced projections for increase in customers and brokers in the first two years..." even though the Year 2 Updated Projections for total revenue are higher than those for the Initial Projections. Please revise your disclosure to clarify.

Wilson-Davis & Co., Inc Audited Financial Statements, page F-49

3. Please revise to include the Report of Independent Registered Public Accounting Firm for the audited financial statements presented for Wilson-Davis & Co.

You may contact Lory Empie at (202) 551-3714 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jason Simon